UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

EXCERPT OF ITEM 4 OF THE MINUTES OF THE 358TH ORDINARY MEETING OF

THE BOARD OF DIRECTORS HELD ON DECEMBER 16, 2010.

In my role as secretary of the meeting of the Board of Directors, held on this date, I CERTIFY that item 4 of the Agenda, which deals with “Accounting for tax credits (CVM Instruction No. 371/2002) – 10-year Business Plan projections”, of the Minutes of the 358th Meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL”), held on December 16, 2010, at 2:00 p.m., in the Meeting Room of the Board of Directors of the Company, located at Praia de Botafogo No. 300 – 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“Moving to item (4), Mr. Alex Zornig submitted a proposal to adopt the provisions of CVM Instruction No. 371, dated June 27, 2001, whose article 4 calls for the approval of technical viability studies (business plans) which will support the accounting of tax credits for the Corporate Income Tax (Imposto de Renda da Pessoa Jurídica – IRPJ) and the Social Contribution over Income (Contribuição Social sobre o Lucro – CSL), as well as the maintenance of deferred tax assets arising from temporary differences and tax losses and negative basis of social contributions for the companies in the group. He later presented a study on the above-mentioned legislation, the assumptions used for preparing the study, the composition of the bases for tax credit and the results projected for TMAR, TNL, TNL PCS, TNCP, Oi TV, BrT, 14BrT, BrTCC and IG. Finally, he further clarified the calculation of the credits to be established. The Directors decided unanimously to approve the above-mentioned proposal.”

A majority of the members of the Board of Directors were present, and the following signatures were recorded: (/s/) José Mauro M. Carneiro da Cunha – Chairman, Alexandre Jereissati Legey, Pedro Jereissati, Otávio Marques de Azevedo, Marcel Cecchi Vieira, Ivan Ribeiro de Oliveira, Fernando Magalhães Portella, Fábio de Oliveira Moser and Joaquim Dias de Castro (alternate). Rio de Janeiro, December 16, 2010.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Luiz Eduardo Falco
	Name:	Luiz Eduardo Falco
	Title:	Chief Executive Officer

By:	/s/ Julio Cesar Fonseca
	Name:	Julio Cesar Fonseca
	Title:	Officer